SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. __)*

CHINA GREEN MATERIAL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

16943T102

(CUSIP Number)

Zhonghao Su 172 Zhongshan Road, 27F Harbin, China 150040 86-451-8281-1618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2007

(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. |_|

Note.     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16943T102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Zhonghao Su
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) [ ] (B) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,478,298
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,478,298
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,478,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%
14	TYPE OF REPORTING PERSON* IN

Item 1.    Security and Issuer.

        This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of China Green Material Technologies, Inc. (the “Issuer”), a Nevada corporation. The principal executive office of the Issuer is located at 172 Zhongshan Road, 27F, Harbin, China 150040.

Item 2.    Identity and Background.

        This Schedule 13D is filed by Zhonghao Su, whose business address is 172 Zongshan Road, 27F, Harbin, China 150040. Mr. Su’s principal occupation is serving as the Chief Executive Officer and a director of the Issuer.

        During the last five years, Mr. Su (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Su is a citizen of China.

Item 3.    Source and Amount of Funds or Other Consideration.

        The shares of Common Stock which resulted the filing of this Schedule 13D were acquired in the merger of Advanced Green Materials, Inc., of which Mr. Su was a majority stockholder, into a subsidiary of Ubrandit.com, which is now the Issuer.

Item 4.    Purpose of Transaction.

        As the Chief Executive Officer and a director of the Issuer, Mr. Su is involved with the management of the Issuer and participates with the board of directors in the consideration of and taking action on significant corporate events involving the Issuer. However, the shares of Common Stock reported in this Schedule 13D are held personally by Mr. Su for investment purposes only.

Item 5.    Interest in Securities of the Issuer.

        Mr. Su is the beneficial owner of an aggregate of 5,478,298 shares of Common Stock, constituting 29.3% of the Issuer’s outstanding Common Stock as of August 13, 2009. Mr. Su has sole power to vote and dispose of these shares. Mr. Su has not effected any transactions in the Issuer’s Common Stock during the past 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Mr. Su does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

        Not applicable.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2009

ZHONGHAO SU /s/ Zhonghao Su